As filed with the United States Securities and Exchange Commission on October 24, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

Telefonaktiebolaget LM Ericsson
(Exact name of issuer of deposited securities as specified in its charter)

LM Ericsson Telephone Company
(Translation of issuer’s name into English)

Sweden
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Ericsson Inc.
6300 Legacy Drive
Plano, Texas 75024
(972) 583-0000
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466:	☒ ☐	immediately upon filing on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one deposited B share of Telefonaktiebolaget LM Ericsson	500,000,000	$0.05	$25,000,000	$2,897.50
*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to Amendment No. 1 to the Second Amended and Restated Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus
1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article and bottom center

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Reverse, Paragraphs (16) and (17)

	(iii)	The collection and distribution of dividends	Reverse, Paragraphs (14) and (15)

	(iv)	The transmission of notices, reports and proxy soliciting material	Reverse, Paragraph (19)

	(v)	The sale or exercise of rights	Reverse, Paragraph (14)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse, Paragraphs (14) and (18)

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse, Paragraphs (22) and (23)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Reverse, Paragraph (19)

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face, Paragraphs (1), (2) and (3)

	(x)	Limitation upon the liability of the depositary	Reverse, Paragraph (20)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Face, Paragraphs (3), (4) and (6)

Item 2. AVAILABLE INFORMATION	Reverse, Paragraph (22)

(b) Statement that Telefonaktiebolaget LM Ericsson is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)
Form of Second Amended and Restated Deposit Agreement among Telefonaktiebolaget LM Ericsson, Deutsche Bank Trust Company Americas as successor Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement").  Previously filed as Exhibit (a) to Registration Statement No.  333-193122 and incorporated herein by reference.

(a)(2)	Form of Amendment to Deposit Agreement, including the form of American Depositary Receipt. Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Telefonaktiebolaget LM Ericsson, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 24, 2016.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing One B share of Telefonaktiebolaget LM Ericsson

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Christopher Konopelko
Name:	Christopher Konopelko
Title:	Director

By:	/s/ Michael Fitzpatrick
Name:	Michael Fitzpatrick
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Telefonaktiebolaget LM Ericsson certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on October 24, 2016.

Telefonaktiebolaget LM Ericsson (publ)

By:	/s/ Jan Frykhammar
Name:	Jan Frykhammar
Title:	President and Chief Executive Officer

By:	/s/ Carl Mellander
Name:	Carl Mellander
Title:	Acting Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Jan Frykhammar and Carl Mellande, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on October 24, 2016.

SIGNATURES

Signature	Title

/s/ Leif Johansson	Chairman of the Board of Directors
Leif Johansson

/s/ Helena Stjernholm	Deputy Chairman of the Board of Directors
Helena Stjernholm

/s/ Jacob Wallenberg	Deputy Chairman of the Board of Directors
Jacob Wallenberg

/s/ Jan Frykhammar	President and Chief Executive Officer
Jan Frykhammar

Director
Nora Denzel

/s/ Börje Ekholm	Director
Börje Ekholm

/s/ Ulf J. Johansson	Director
Ulf J. Johansson

/s/ Kristin Skogen Lund	Director
Kristin Skogen Lund

/s/ Kristin S. Rinn	Director
Kristin S. Rinne

/s/ Sukhinder Singh Cassidy	Director
Sukhinder Singh Cassidy

/s/ Pehr Claesson	Director
Pehr Claesson

/s/ Mikael Lännqvist	Director
Mikael Lännqvist

/s/ Karin Åberg	Director
Karin Åberg

/s/ Carl Mellander	Acting Chief Financial Officer
Carl Mellander

/s/ John Moore	Authorized Representative in the United States
John Moore	Vice President Legal Affairs and Secretary, Ericsson Inc.

INDEX TO EXHIBITS

Exhibit Number
(a)(2) Form of Amendment to Second Amended and Restated Deposit Agreement (d) Opinion of counsel to the Depositary (e) Rule 466 Certification